PORTAL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended September 30, 2009

NOTE TO READER

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Portal Resources Ltd. (“Portal” or the “Company”), its history, business environment, strategies, performance and risk factors from the viewpoint of management.  The information provided should be read in conjunction with the Company’s audited annual consolidated financial statements and notes for the years ended June 30, 2009 and 2008, and the Company’s unaudited interim consolidated financial statements and notes for the three months ended September 30, 2009.  The Company’s consolidated financial statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all amounts are presented in Canadian dollars unless otherwise noted.

The following comments may contain management estimates of anticipated future trends, activities or results. These are not a guarantee of future performance, since actual results will change based on other factors and variables beyond management control.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls, and to ensure that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review financial statement results, including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information, including maps on the Company’s website at www.portalresources.net.

DATE

This MD&A is prepared as of November 30, 2009.

DESCRIPTION OF BUSINESS AND OVERVIEW

Portal is a growth oriented natural resource exploration company focused primarily on the acquisition exploration and development of mineral rights in Mexico and Canada and light crude oil projects in Canada. The Company is concentrating on identifying early stage mineral and or oil or gas properties that have potential for discovery of large deposits as well as acquiring more advanced projects that with further development have good production potential.

On November 1, 2008, the Company signed a Joint Venture Agreement to participate for the exploration, exploitation and production of petroleum and natural gas located in Central Alberta – see “Exploration review”.

EXPLORATION REVIEW

HIGHLIGHTS

•

Portal has opened an administrative office in Hermosillo, Sonora State, Mexico with the mandate to focus primarily on the acquisition and development of mineral rights.

•

Portal entered the Bigwave Joint Venture Agreement to participate for a 22% interest in the exploration, exploitation and production of petroleum and natural gas from lands located in Central Alberta.

•

Portal entered the Manito Joint Venture Agreement to participate as to a 33.3% interest for the exploration, exploitation and production of petroleum and natural gas resources in Central Alberta.

OIL AND GAS JOINT VENTURES

Bigwave Joint Venture

On November 1, 2008 Portal signed the Bigwave Joint Venture Agreement to participate for a 15% interest in the exploration, exploitation and production of petroleum and natural gas from lands located in Central Alberta. In December of 2008 the agreement was modified to allow Portal to participate for a 20% interest. During the quarter the Company increased its interest in the Joint Venture to 22% interest.

Within the area of interest, the Company has agreed to pay a 5.5% Gross Over Riding Royalty (GORR) on all products produced from certain geological formations, payable to the Bigwave Ltd. partnership.

The first prospect acquired through Alberta Crown Sale is a source oil sand shale sequence with several potential reservoirs.

During the quarter, the Company commenced drilling on the Bigwave Joint Venture in eastern Alberta, Canada. The first horizontal well is operated by partner Bigwave Exploration Inc. of Calgary, Alberta. The Bigwave Joint Venture now controls a footprint of 10,720 acres of land covering a source oil sand-shale sequence with several potential reservoirs (Bakken Formation type play).

On January 5, 2009, the Company signed an agreement, “Participation Agreement”, with certain other partners in the Bigwave Joint Venture. Portal agreed to pay 100% of the Company’s cost per Drill Spacing Unit to earn 100% of their interest until pay-out and then after pay-out to drop to 70% interest per Drill Spacing Unit.

Manito Joint Venture

On March 9th, 2009 Portal signed the Manito Joint Venture Agreement to participate as to a 33.3% interest for the exploration, exploitation and production of petroleum and natural gas resources in Central Alberta.

The area of interest covered by the agreement is 72 square miles and Portal has agreed to pay a 5.5% Gross Over Riding Royalty (GORR) on all products produced from certain geological formations

The Manito Joint Venture has acquired one section of land to date through Alberta Crown Sale.

	Bigwave	Manito	Total

As at July 1, 2008	$ -	$ -	$ -
Oil and Gas expenditures	343,437	18,000	361,437
Total as at June 30, 2009	$ 343,437	$ 18,000	$ 361,437
Oil and Gas expenditures	28,378	-	$ 28,378
Total as at September 30, 2009	$ 371,815	$ 18,000	$ 389,815

MINERAL PROPERTY EXPENDITURES

During the three months ended September 30, 2009, the Company capitalized $Nil of mineral property expenditures (2008 - $109,133).The Company wrote off all its mineral properties in fiscal year ending June 30, 2009. The Company did not own any mineral properties during the period. A breakdown of carrying values by property and significant expenditures by category is as follows:

	Arroyo Verde (Argentina)	San Rafael (Argentina)	La Pampa Uranium (Argentina)	Tiger Uranium (Argentina)	Slick Rock Uranium (USA)	Golden Snow, Fish and CPG (USA)	Total

Total as at June 30, 2007	3,839,209	1,477,757	171,636	61,239	133,518	-	5,683,359

Land acquisition & holding costs	108,687	(27,301)	11,523	-	16,873	-	109,782
Environment	3,611	206	4,778	1,894	21,907	-	32,396
Geology	155,866	101,517	415,886	6,416	62,353	-	742,038
Geophysics	6,164	26,985	104	-	-	-	33,253
Surface geochemistry	4,654	297	4,806	-	9,848	-	19,605
Drilling	3,636	499	-	-	123,831	-	127,966
Total expenditures	282,618	102,203	437,097	8,310	234,812	-	1,065,040
Property write offs	-	(1,414,474)	-	-	(368,330)	-	(1,782,804)
						-
Total as at June 30, 2008	$ 4,121,827	$ 165,486	$ 608,733	$ 69,549	$ -	$ -	$ 4,965,595

Land acquisition & holding costs	53,853	2,087	37,481	-	-	30,677	124,098
Environment	123	-	-	-	-	-	123
Geology	26,034	15,342	32,958	22,934	4,215	4,136	105,619
Geophysics	-	-	-	-	-	-	-
Surface geochemistry	-	852	171	-	-	193	1,216
Drilling	-	-	-	-	-	-	-
Total expenditures	80,010	18,281	70,610	22,934	4,215	35,006	231,056
Gain (loss) on sale of properties	(99,127)	-	-	-	-	(41,104)	(140,231)
Property write-offs	(4,102,710)	(183,767)	(679,343)	(92,483)	(4,215)	6,098	(5,056,420)

Total as at June 30, 2009	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Total expenditures	-	-	-	-	-	-	-
Property write-offs	-	-	-	-	-	-	-

Total as at September 30, 2009	$ -	$ -	$ -	$ -	$ -	$ -	$ -

SUMMARY OF QUARTERLY RESULTS

	Three Months Ended
	September 30 2009	June 30 2009	March 31 2009	December 31 2008
	$	$	$	$

Interest Income	3,765	10,447	12,567	17,436
General & Administration (excluding property write-offs)	247,302	242,751	250,248	314,094
Property write-offs on sale of subsidiary	-	58,194	5,134,856	163
Net loss	243,537	152,802	5,372,537	313,125
Net loss per share	0.01	0.01	0.18	0.01

	Three Months Ended
	September 30 2008	June 30 2008	March 31 2008	December 31 2007
	$	$	$	$

Interest Income	24,968	33,617	40,834	47,594
General & Administration (excluding property write-offs)	551,177	396,004	385,575	453,482
Property write-offs	3,438	1,782,804	Nil	Nil
Net loss	529,647	2,145,191	344,738	405,888
Net loss per share	0.02	0.07	0.01	0.01

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

This review of the Results of Operations should be read in conjunction with the unaudited Consolidated Financial Statements of the Company for the three months ended September 30, 2009 and 2008.

Results of Operations for the three months ended September 30, 2009 and 2008

Loss for the period

For the three months ended September 30, 2009 the Company incurred a net loss of $243,537 ($0.01 per share) compared to a net loss of $529,647 ($0.02 per share) for the three months ended September 30, 2008. The decrease of $286,110 in the net loss for the period from 2008 to 2009 is primarily due to: (a) a decrease in salaries and benefits of $221,252 due to a reduction of staff and a compensation package paid to the former CEO of the Company in August 2008; (b) a decrease in investor relations expenses of $69,767 due to a reduced number of trade show attendances and a decrease in the cost of the Annual General Meeting material; (c) a decrease of travel expenses of $23,982 due to reduction of trips to Argentina since the sale of the subsidiary; (d) a decrease of legal fees and expenses of $22,040 due to the sale of the Argentinean subsidiary and (e) a decrease of office and miscellaneous expenses of $17,575 due to the sale of the Argentinean subsidiary, offset by an increase in stock based compensation expense of $51,834.

Expenses

General and administrative costs were $254,243 for the three months ended September 30, 2009, a decrease of $296,934 as compared to $551,177 for the same period in the prior year.  The six largest expense items for this fiscal period, which account for 82% (2008 – 71%) of total general and administrative expenditures are: stock based compensation expense of $53,634 (2008 – $1,800), salaries and benefits of $46,576 (2008 - $267,828), project investigation of $33,487 (2008 – $38,485), consulting and management fees of $24,750 (2008 – $24,702), rent of $25,384 (2008 - $16,606) and office and miscellaneous expenses of $23,767 (2008 – $41,342).  The increase on stock based compensation expense is due to the vesting of officers’, consultants’ and employees’ stock options; the decrease in salaries and benefits is the result of the decrease in the number of salaried employees and the payment of a compensation package to the former CEO in August 2008, as well as the sale of the Argentinean subsidiary. The increase in rent is result of the decrease in the recovery charge for rent to related parties which moved out of the space. The decrease in office and miscellaneous expenses is the result of the sale of the Argentinean subsidiary.

SELECTED ANNUAL INFORMATION

For the years ended June 30th

	2009	2008	2007

Interest Income	$ 65,418	$ 161,429	$ 106,674
Net income (loss)	(6,366,236)	(3,288,433)	(1,877,224)
Basic and diluted EPS	(0.21)	(0.11)	(0.09)
Total assets	1,965,990	8,319,819	7,007,477
Total long-term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash and short term investments of $1,243,648 and working capital of $1,278,203 as of September 30, 2009 (June 30, 2009: $1,504,528 and $1,493,622 respectively).  The decrease in working capital is primarily due to expenditures on oil and gas properties of $28,378 and the funding of operating activities.

The Company has sufficient cash to meet its on-going obligations as they become due and will modify budgeted exploration activities as necessary to ensure it continues to meet its on-going obligations.

The Company’s authorized capital consists of 100,000,000 common shares without par value and 100,000,000 preferred shares, issuable in series.  As at September 30, 2009, the Company’s share capital was $14,760,161 representing 29,651,539 common shares (June 30, 2009 - $14,760,161 representing 29,651,539 common shares).

As at September 30, 2009, contributed surplus totaled $858,785 (June 30, 2009 - $805,151).  During the three months ended September 30, 2009, the Company recognized $53,634 in compensation expense for share purchase options that vested during the period.

Stock options outstanding as at September 30, 2009 are as follows:

Number	Exercise Price	Expiry Date
150,000	$0.86	14-Apr-10
75,000	$0.70	20-Jan-11
766,400	$0.52	5-Dec-11
985,000	$0.20	7-Oct-13
1,037,200	$0.12	8-Jun-14
3,013,600

At September 30, 2009 the Company had 3,013,600 (June 30, 2009 – 3,688,600) outstanding stock options with a weighted average exercise price of $0.30. If the remaining outstanding options were exercised, the Company’s available cash would increase by $901,492.

As the date of the MD&A there were 29,651,539 common shares issued and outstanding and 32,665,139 common shares outstanding on a diluted basis.

The Company relies on equity financings to fund its exploration activities and corporate overhead expenses.  There is no guarantee that the Company will be able to secure additional financing in the future at terms that are favourable.  To date, the Company has not used debt or other means of financing to further its exploration programs, and the Company has no plans to use debt financing at the present time.

TRANSACTIONS WITH RELATED PARTIES

During the three months ended September 30, 2009

a)

$8,661 (2008 - $10,549) was charged to a public company with a director in common with the Company for rent.  As at September 30, 2009, $Nil (June 30, 2009 - $Nil) was receivable from this public company.

b)

$1,575 (2008 - $15,484) was charged to a private company with certain directors in common with the Company for administrative fees. As at September 30, 2009, $1,575 (June 30, 2009 - $Nil) was receivable from this private company.

c)

$1,050 (2008 - $Nil) was charged to a private company with a director in common with the Company for rent.  As at September 30, 2009, $307 (June 30, 2009 - $Nil) was receivable from this private company.

d)

the Company paid or accrued to pay a private company with a director in common with the Company an aggregate of $767 (2008 - $1,575) for fees and expense. As at September 30, 2009, the Company owed this company an aggregate of $399 (June 30, 2009 - $Nil).

e)

the Company Incurred director fees of $7,833 (2008 - $Nil) to four directors.

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR at www.sedar.com.

Outstanding Share Data

As at November 30, 2009 the Company had the following items issued and outstanding:

•

29,651,539 common shares

•

3,013,600 common stock options with a weighted average exercise price of $0.30 expiring at various dates until June 9, 2014.

Commitments and Contingencies

The Company has obligations under an operating lease for its corporate office that is in effect until February 28, 2013.  The remaining future minimum lease payments for the non-cancellable lease are:  2010 - $64,843; 2011 - $90,709; 2012 - $94,961; and 2013 - $65,197.

RISK FACTORS

The Company’s financial success will be dependent upon the extent to which it can discover mineralization, oil and gas reserves or acquire mineral or oil and gas properties and the economic viability of developing its properties.

The Company competes with many companies possessing greater financial resources and technical facilities than itself.  The market price of minerals, metals and/or oil and gas is volatile and cannot be controlled. There is no assurance that the Company’s mineral exploration, oil and gas exploration and development activities will be successful. The development of mineral resources and oil and gas properties involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The development of mineral and oil and gas resources in Mexico and Canada are subject to a comprehensive review, approval and permitting process that involves various federal and regional agencies.  There can be no assurance given that the required approvals and permits for a mining or oil and gas project, if technically and economically warranted, on the Company’s claims can be obtained in a timely or cost effective manner.

All of the Company’s short to medium term operating and cash flow must be derived from external financing.  Actual funding may vary from what is planned due to a number of factors including the progress of exploration and development on its current properties.  Should changes in equity market conditions prevent the Company from obtaining additional external financing, the Company will need to review its exploration and oil and gas property holdings to prioritise project expenditures based on funding availability.

The Company competes with larger and better financed companies for exploration personnel, contractors and equipment.  Increased exploration activity has increased the demand for equipment and services.  There can be no assurance that the Company can obtain required equipment and services in a timely or cost effective manner.

The Company’s operations in Mexico and Canada and financing activities in Canada make it subject to foreign currency fluctuations and such fluctuations may materially affect its financial position and results.

OUTLOOK

Portal has planned exploration programs for the oil and gas project in Central Alberta and it is continuing to review other mineral exploration projects for acquisition.

The recently opened office in Hermosillo, Sonora, Mexico, brings together the core corporate functions and management personnel released after the takeover of Nevada Pacific Gold by US Gold in late 2007. When combined with the directors of the Company this group has the collective experience and success of acquiring, developing and producing from three different open pit gold mines in Mexico over the last 17 years. Portal will leverage this knowledge and the business relationships built to acquire a portfolio of quality mineral properties.

FORWARD LOOKING STATEMENTS

Certain information set forth in this report contains forward-looking statements.  By their nature, forward-looking statements are subject to numerous risks and uncertainties including: the results of current operation and exploration activities; market reaction to future operation and exploration activities; significant changes in metal prices; currency fluctuations; general market and industry conditions; and other factors detailed in the Company’s public filings. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.  Portal Resources Ltd.’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Portal Resources Ltd. will derive therefrom.  Portal Resources Ltd. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

Changes in Internal Control Over Financial Reporting (“ICFR”)

No changes occurred in the current period of the Company’s ICFR that have materially affected or are reasonable likely to materially affect the Company’s ICFR

INTERNATIONAL FINANCIAL REPORTING STANDARDS

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.

The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011. For PAE’s with a June 30 year-end, the first unaudited interim financial statements under IFRS will be the quarter ending September 30, 2011, with comparative financial information for the quarter ended September 30, 2010. The first audited annual financial statements will be for the year ending June 30, 2012, with comparative financial information for the year ended June 30, 2011. This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the July 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the September 30, 2011 unaudited interim financial statements.

The Company intends to adopt these requirements as set out by the AcSB and other regulatory bodies. At this time, the impact of adopting IFRS cannot be reasonably quantify areas relating to IFRS that could materially affect the Company . During the fiscal 2010, the Company will continue to evaluate the impact of IFRS on the Company, The actual conversion work will occur in 2010 and 2011, in anticipation of the preparation of the July 1, 2010 balance sheet that will be required for comparative purposes for all periods ending in fiscal 2012.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, marketable securities, short-term investments, amounts receivable, accounts payables and accrued liabilities approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

(b)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash and cash equivalents or short-term investments. The Company’s amount receivable consists primarily of recovered rent and office expense, and tax due from the federal government of Canada.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $1,000.

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